SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

7th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐.

Enclosures: Material contracts and related documents filed with Canadian Securities Administrators in connection with the announcement of an offer for all of the shares of Logica PLC dated May 31, 2012.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175 and 333-177013.

On May 31, 2012, the registrant announced its offer to acquire all of the shares of Logica PLC. A press release describing the offer was filed under cover of a Form 6-K dated May 31, 2012. In connection with the offer, the registrant has filed certain material contracts and related documents with Canadian Securities Administrators. Those contracts and documents are filed herewith and incorporated herein as follows:

Exhibit number	Description

99.1	Announcement under Rule 2.7 of the UK City Code on Takeovers and Mergers

99.2	Irrevocable Undertaking of Andrew Green referred to in paragraph 5 of the Announcement

99.3	Irrevocable Undertaking of Artemis referred to in paragraph 5 of the Announcement

99.4	Irrevocable Undertaking of David Tyler referred to in paragraph 5 of the Announcement

99.5	Irrevocable Undertaking of Frederic Rose referred to in paragraph 5 of the Announcement

99.6	Irrevocable Undertaking of Himanshu Raja referred to in paragraph 5 of the Announcement

99.7	Irrevocable Undertaking of Jan Babiak referred to in paragraph 5 of the Announcement

99.8	Irrevocable Undertaking of Noel Harwerth referred to in paragraph 5 of the Announcement

99.9	Irrevocable Undertaking of Schroder Investment Management Limited referred to in paragraph 5 of the Announcement

99.10	Irrevocable Undertaking of Sergio Giacoletto-Roggio referred to in paragraph 5 of the Announcement

99.11	Irrevocable Undertaking of Wolfhart Hauser referred to in paragraph 5 of the Announcement

99.12	Subscription Agreement (redacted and translated from the French original) referred to in paragraph 12 of the Announcement, including as Schedule D, the Registration Rights Agreement also referred to in paragraph 12 of the Announcement

99.13	Subscription Receipts Agreement (translated from the French original) referred to in paragraph 12 of the Announcement

99.14	Credit Agreement referred to in paragraph 12 of the Announcement

99.15	Fee Letter (redacted) addressed to CGI by Canadian Imperial Bank of Commerce, National Bank of Canada and Toronto Dominion Bank

99.16	Syndication Letter addressed to CGI by Canadian Imperial Bank of Commerce, National Bank of Canada and Toronto Dominion Bank

99.17	Cooperation Agreement referred to in paragraph 14 of the Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)

Date: June 7, 2012	By	/S/ BENOIT DUBÉ
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer